One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

June 24, 2022

VIA EDGAR

Lisa N. Larkin

Senior Counsel

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	Wellings Real Estate Income Fund Registration Statement on Form 10 File No. 000-56432

Dear Ms. Larkin:

This letter sets forth the response of our client, Wellings Real Estate Income Fund (the “Fund”), to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 2, 2022 (the “Comment Letter”), pertaining to the Registration Statement on Form 10 (the “Registration Statement”). On June 24, 2022, the Fund filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the comments raised in the Comment Letter. The Fund’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

Page 1 – Explanatory Note

1.            Comment:        The second bullet point states that Wellings Capital Management, LLC is a “registered investment adviser under the Investment Advisers Act of 1940.” But disclosure elsewhere states that Wellings Capital Management, LLC is not yet registered. Please reconcile the discrepancy.

Response:         The Fund has revised the disclosure accordingly.

2.            Comment:        The eighth bullet point refers to repurchases by the Fund. Repurchases are also referred to briefly throughout the registration statement. However, it is unclear whether the Fund intends to make repurchase offers, and if so, under what terms. Please add disclosure about the Fund’s plans to make, or not make, repurchase offers.

Response:         The Fund has revised the disclosure accordingly.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Ms. Lisa N. Larkin

June 24, 2022

3.           Comment:         Please add the following bullet points:

●	The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

●	The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

●	The Fund will elect to be regulated as a BDC under the Investment Company Act of 1940, which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Response:         The Fund has revised the disclosure accordingly.

Page 4 – Item 1. Business

4.            Comment:        In the fifth line of the fourth paragraph, disclosure states that the Fund will invest in real estate and real estate-related investments “indirectly through the Fund’s ownership in funds, pooled investment vehicles, and syndications controlled by such entities that own such real estate interests and that qualify as eligible portfolio companies under the 1940 Act (the ‘Targeted Assets’).” Please add disclosure that explains what you mean by “funds, pooled investment vehicles, and syndications.”

Response:         The Fund has revised the disclosure accordingly.

5.            Comment:        In the last sentence of the fourth paragraph, disclosure states that the Fund “may also invest in other strategies and opportunities from time to time that the Investment Adviser views as attractive as outlined in this Item 1.” Please clarify what the other strategies and opportunities are given that Item 1 is thirty-three pages long and does not include a heading identifying such other strategies and opportunities. Please also clarify whether such investments fall under the Fund’s 80% policy.

Response:         At the present time, the Fund does not have any expected plans to make investments in strategies and opportunities other than those specified, nor does it have any to disclose specifically to investors. The Fund included the referenced statement to alert readers that it may make other investments other than those specified in the Amended Registration Statement. Should the Fund determine to make any meaningful investments other than those specified in the Amended Registration Statement, it will provide a supplement to investors informing them of the risks and expenses associated with such investments. The Fund expects that any new investment strategies or opportunities will fall under the Fund’s 80% policy.

6.            Comment:        In the penultimate sentence in the fifth paragraph, disclosure states that “[n]on-qualifying assets are not part of the Fund’s business plan.” Please confirm that the Fund will inform shareholders and add appropriate strategy and risk disclosure to the registration statement if the Fund intends to invest in non-qualifying assets as a principal investment strategy.

Response:         The Fund so confirms.

Ms. Lisa N. Larkin

June 24, 2022

Page 5 – The Investment Adviser

7.            Comment:        In the last sentence of the third paragraph, disclosure states that the “Investment Committee requires a majority approval, including by the Fund’s Chief Investment Officer, for all investment decisions taken.” The registration statement does not appear to elaborate further on the Chief Investment Officer’s identity, scope of responsibilities, compensation, etc. Please add such disclosure.

Response:         The Fund has revised the disclosure accordingly.

Page 5-8 – Market Opportunity

8.            Comment:        Please clarify that the statements made in this section are either the investment adviser’s opinion or are based on information from a third-party source, or perhaps both. Please also explain who the third-party sources are and add citations to each statement so that an investor can obtain and review the information in its full context. Please also consider whether to revise and update to more recent data points as market conditions over the last few years may have affected this data.

Response:         The Fund has revised the disclosure accordingly.

Page 6 – Manufactured Housing Communities

9.            Comment:        In the fourth bullet point, disclosure refers to a December 2016 rule issued by the Federal Housing Finance Agency and that Freddie Mac will purchase “around 30,000 manufactured housing mortgage loans over the next three years.” Please clarify to which three years you are referring.

Response:         The Fund has revised the disclosure accordingly.

Page 8 - Multifamily

10.          Comment:        In the fifth bullet point, disclosure refers to “Class B and Class C multifamily housing.” Please define these terms using clear, straightforward language.

Response:         The Fund has revised the disclosure accordingly.

Page 8 – Investment Objective

11.          Comment:        In the last sentence of the first paragraph, disclosure refers to “trade refinement.” Please define this term using clear, straightforward language.

Response:         The Fund has revised the disclosure accordingly.

Ms. Lisa N. Larkin

June 24, 2022

12.          Comment:        In the last sentence of the second paragraph, disclosure states that the Fund “may invest in each Targeted Asset in a joint venture structure as well.” Please tell us how the Fund’s joint venture structure will comply with the requirements of the 1940 Act and whether the Fund will seek relief from such requirements. Also, on page 41, disclosure states, “The Fund may invest alongside third parties through partnerships, joint ventures or other entities.” Please tell us how the Fund’s investments alongside partnership or other entities will comply with the requirements of the 1940 Act and whether the Fund will seek relief from such requirements.

Response:         As stated in the Amended Registration Statement, currently, the Fund does not intend to submit an application for co-investment relief from the SEC, however, the Fund may do so in the future. Absent receipt of applicable co-investment relief from the SEC, any joint venture structure will involve entities that are not “affiliated persons,” as defined by Section 2(a)(3) of the 1940 Act, unless such transactions are done in compliance with existing regulatory guidance. “Existing regulatory guidance” refers to the two MassMutual no-action letters1 which provide that simultaneous participation by a registered investment company and its affiliate or an account in which an affiliate of the fund has an interest is permitted, provided that the only term negotiated by the investment adviser is price. To the extent applicable to any investments that the Fund may make, “existing regulatory guidance” also refers to the SMC Capital no-action letter,2 which provides that mere aggregation of orders for advisory clients including a registered investment company would not violate Section 17 or Rule 17d-1, provided that the registered investment company participated on terms no less advantageous than those received by any other participant. “Existing regulatory guidance” also refers to the SEC’s post-1995 position articulated in the Salomon Brothers and First Financial no-action letters3 with respect to collapsing a parent entity with its wholly owned subsidiaries and treating them as one collapsed entity, in which the SEC stated that it would not collapse affiliated entities for purposes of determining a person’s status as an interested or affiliated person “absent substantial policy reasons.” “Existing regulatory guidance” may also refer to the interpretative stance taken by various courts in leading cases4 interpreting Section 17 and Rule 17d-1, though such cases are not, strictly speaking, “regulatory guidance.”

Page 9 – MHCs

13.          Comment:        The last sentence of this section states, “The Targeted Assets that are MHCs will consist of equity securities issued by special-purpose entities that own MHCs and that qualify as eligible portfolio companies under the 1940 Act.” Please specify what such special-purpose entities will be.

Response:         The Fund has revised the disclosure accordingly.

Page 10 – Industrial Real Estate

14.          Comment:        In the second paragraph, disclosure states that certain facilities will “fetch triple net leases.” Please revise this phrase using clear, straightforward language.

Response:         The Fund has revised the disclosure accordingly.

[1]	Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. July 28, 2000).

[2]	SMC Capital, Inc., SEC No-Action Letter (pub. avail. September 5, 1995).

[3]	Salomon Brothers Inc., SEC No-Action Letter (pub. Avail. May 26, 1995); First Financial Fund, Inc., SEC No-Action Letter (pub. avail. June 5, 1997).

[4]	See SEC v. MidWest Technical Development Corp., [1961-1964] Transfer Binder Fed. Sec. L. Rep. (CCH) ¶ 91.252 (D. Minn. 1963); SEC v. Talley Indus., Inc. 390 F.2d 396 (2d Circ. 1968), cert. denied, 393 U.S. 1015, 89 S. Ct. 615 (1969), In the Matter of Steadman Security Corp., SEC Admin. Proc. [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,038 (December 20, 1974); Bloom v. Bradford, 480 F.Supp. 139 (E.D.N.Y. 1979).

Ms. Lisa N. Larkin

June 24, 2022

Page 11 – Other Properties

15.          Comment:        In the last sentence of the second paragraph, disclosure states that the Fund “may also acquire interests in other entities with similar real property investments or strategies.” Please specify what such other entities are and whether they are securities.

Response:         The Fund has revised the disclosure accordingly.

16.          Comment:        In the second paragraph, disclosure refers to a “diversified portfolio” and assets that “will be diversified.” As the Fund is classified as non-diversified, please remove references to the Fund being “diversified” and/or having “diversified” investment strategies because such language may potentially mislead and/or confuse investors about the nature of the Fund. See Section 5(b)(2) of the 1940 Act that defines a non-diversified company as any management company other than a diversified company.

Response:         The Fund has revised the disclosure accordingly.

17.          Comment:        In the fourth line of the third paragraph, disclosure refers to “favorable market conditions resulting in the compression of cap rates.” Please revise this phrase using clear, straightforward language.

Response:         The Fund has revised the disclosure accordingly.

Page 13 – Investment Advisory Agreement

18.          Comment:        Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.

Response: The Fund has revised the disclosure accordingly.

19.          Comment:        Please disclose a graphical representation showing the calculation of the Incentive Fee.

Response: The Fund has revised the disclosure accordingly.

20.         Comment:        In the second paragraph, disclosure states, “The base management fee will be payable monthly in arrears and calculated at a maximum annual rate of 1.25% based on the capital invested in Targeted Assets.” The Investment Advisory Agreement also refers to “Targeted Assets.” But, disclosure on page 79 of the registration statement states that the fee is based on gross assets. The various references to Targeted Assets and gross assets is confusing. Please revise disclosure throughout the registration statement to clarify on what the management fee is based on and to describe the fee consistently. Please also clarify whether Targeted Assets is net assets and if not consider including fee disclosure based on net assets.

Response:         The Fund has revised the disclosure accordingly.

21.         Comment:        The third paragraph refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response:         The Fund so confirms.

Ms. Lisa N. Larkin

June 24, 2022

Page 14 – Administration Agreement

22.          Comment:        Please state the fee payable under the Administration Agreement.

Response:         The Fund has revised the disclosure accordingly.

23.          Comment:       If applicable, please add disclosure regarding a transfer agent agreement, a license agreement, and/or a credit facility. Please also include such agreements as exhibits in Item 15.

Response:         The Fund has revised the disclosure accordingly.

Page 15 – Sale of Shares

24.          Comment:        In the sixth line, disclosure states that the Board may set the per-share price above the net asset value per share based on a variety of factors. Please add disclosure that explains when the Board will determine what the appropriate amount would be; whether there is a maximum amount that would be charged and if so, what it would be; and the frequency with which the charge will be imposed (e.g., quarterly).

Response:         The Fund does not expect that it will sell shares at a price other than net asset value. The disclosure referenced merely provides the flexibility for the Fund’s board of trustees to adjust the offering price in accordance with the provisions of Section 23 of the 1940 Act, as applied to BDCs pursuant to Section 63 of the 1940 Act.

Page 16 - Regulation

25.          Comment:        The first paragraph states that a BDC “may use capital provided by public stockholders,” which while true for BDCs generally may be confusing for Fund investors as the Fund will be a private, non-traded BDC. Please revise for clarification.

Response:         The Fund has revised the disclosure accordingly.

Page 21 – Certain U.S. Federal Income Tax Considerations

26.          Comment:        The third paragraph refers to the tax consequences of the Fund’s investments through subsidiaries. Please disclose:

●	That “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[1]

●	That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

●	That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of section 18.

Ms. Lisa N. Larkin

June 24, 2022

●	That any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

●	That each Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary, if any.

●	That any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Please, explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:         The Fund has revised the disclosure accordingly.

As stated in the Amended Registration Statement, the Fund intends to invest in the securities of entities that own the Targeted Assets, which may include limited partnerships, limited liability companies, and other entities. Such securities may be held directly by the Fund or through a subsidiary of the Fund. Whether the subsidiary’s financial statements will be consolidated with those of the Fund is dependent on the nature of the exclusion that the subsidiary is relying on from registration as an investment company under the 1940 Act. Both generally accepted accounting principles (“GAAP”) and Regulation S-X prohibit investment companies from consolidating non-investment company subsidiaries. Under GAAP and Regulation S-X the Fund, as a BDC, would not consolidate any operating entity on its financial statements unless that operating entity (i) provides substantial services to the Fund and (ii) is controlled by the Fund.5 In all other cases, GAAP would require that the Fund treat the non-investment company subsidiary as an operating entity and carry the investment at fair value. A subsidiary that is treated as an operating entity, i.e., does not meet the definition of investment company, would not be consolidated into the financial statements of the Fund. The Fund intends to follow GAAP, ASC 946, and Regulation S-X to determine whether to consolidate the financial statements of a subsidiary with those of the Fund, and whether any subsidiary-level indebtedness would count towards the limitations imposed by Section 18 of the 1940 Act.

The Fund confirms that any subsidiary and its board of directors, if applicable, will agree to inspection by the staff of the SEC of such subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

[5]	See Accounting Standards Update 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, andDisclosure Requirements, Paragraphs 946-810-45-2 and 946-810-45-3; Paragraph 7.05 of the American Institute of Certified Public Accountants and Accounting Guide – Investment Companies; Rule 6-03 of Regulation S-X.

Ms. Lisa N. Larkin

June 24, 2022

27.          Comment:        Please tell us whether the Fund has subsidiaries that are foreign corporations.

Response:         At the present time the Fund does not have, nor does it intend to have, any subsidiaries that are foreign corporations.

28.          Comment:         If the Fund solely has wholly-owned subsidiaries that engage in investment activities in securities or other assets:

●	In connection with the fee table comment 18 above, please confirm that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

●	Please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. Also, if the Fund invests through majority-owned subsidiaries, please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities that are majority-owned by the Fund.

Response: The Fund confirms that any management fee charged by a wholly owned subsidiary will be included in “Management Fees” and the expenses of such wholly owned subsidiary will be included in “Other Expenses” in the Fund’s fee table.

The Fund has revised the disclosure accordingly.

Page 28 - Stock

29.          Comment:        Disclosure refers to the Fund’s investments in stock of non-U.S. corporations. If the Fund will invest in foreign investments as a principal investment strategy, please add appropriate strategy and risk disclosure.

Response:         The Fund does not intend to invest in foreign investments as a principal investment strategy.

Page 35 – Possible Legislative or Other Actions Affecting Tax Aspects

30.          Comment:        Disclosure refers to the possible tax effects of legislative or other actions on Fund commitments that were made previously. Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the 1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Response: The Fund does not intend to make capital commitments that are unfunded for a significant period of time. Should the Fund to make any such capital commitments, and such unfunded capital commitments qualify as “senior securities” within the meaning of Section 18(g) of the 1940 Act, the Fund will treat such unfunded capital commitments as senior securities. The Fund expects that its assets will provide adequate cover to satisfy any future unfunded investment commitments based on its expected cash and asset management strategies to avoid defaulting on any capital commitment obligations.

Ms. Lisa N. Larkin

June 24, 2022

Page 37 – Item 1A. Risk Factors

31.          Comment:        Please add risk disclosure regarding the cost of Exchange Act reporting and the valuation of portfolio securities.

Response:         The Fund has revised the disclosure accordingly. Additionally, please see the risk factor captioned “Uncertainty as to the Value of Certain Portfolio Investments.”

32.          Comment:        If applicable, please add risk disclosure regarding:

●	Efforts to comply with section 404 of the Sarbanes-Oxley Act;

●	Concentration in specific industries or sectors;

●	Shareholders (e.g., controlling interests, ownership filing requirements, short-swing profits, limits on significant investments, and defaults on capital contributions).

Response:         To the extent applicable, the Fund has revised the disclosure accordingly.

Page 39 – No Guarantee to Replicate Historical Results Achieved by Investment Adviser

33.          Comment:        Disclosure refers to the possibility that the Fund may co-invest with other investments funds, accounts, or investment vehicles managed by members of the Investment Committee or by the Investment Adviser’s affiliates. Please clarify that co-investing requires exemptive relief from the Commission and that the Fund may not receive such relief. See also page 43 (referring to the Fund possibly seeking exemptive relief in order to co-invest).

Response:         The Fund has revised the disclosure accordingly.

Page 47 – Uncertainty as to the Value of Certain Portfolio Investments

34.           Comment:        Please tell us whether the Fund intends to comply with the requirements of Rule 2a-5 of the 1940 Act on or before the compliance date.

Response:         The Fund intends to comply with the requirements of Rule 2a-5 of the 1940 Act before the compliance date, and has appropriate policies incorporated in its compliance manual.

Page 51 – Investments in Leveraged Portfolio Companies

35.          Comment:          Disclosure in this section refers to the Fund’s investments in certain types of debt, such as “senior loans, mezzanine or high yield.” If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response:         The Fund does not intend to hold a significant amount of covenant-lite loans.

Ms. Lisa N. Larkin

June 24, 2022

Page 68 – Item 2. Financial Information

36.          Comment:          In this section, please include a discussion about the Fund’s interest rate risk. See Item 305 of Regulation S-K regarding quantitative and qualitative disclosures about market risk sensitive instruments.

Response:         The Fund has revised the disclosure accordingly.

Page 85 – Item 13. Financial Statements and Supplementary Data

37.          Comment:          The financial statements are not included in this registration statement. Please file an amended Form 10 with complete financial statement at least fifteen days prior to the Form 10’s effectiveness. We may have further comments.

Response:         The Amended Registration Statement includes the required financial statements.

Agreement and Declaration of Trust

38.          Comment:          We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor, or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Please add a provision to the Agreement and Declaration of Trust or otherwise modify the Agreement and Declaration of Trust to clarify explicitly that notwithstanding anything to the contrary in the Agreement and Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of the Trustees, Officers, and the Delaware Trustee shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:         The Fund has revised the above-referenced provision accordingly.

39.          Comment:          In section 6.10 (Derivative Actions), disclosure refers to a 10% threshold; a pre-suit demand; the need to afford the Trustees a reasonable amount of time to consider a derivative action request; and the possibility of requiring an undertaking for a shareholder to reimburse the Trust for the expense of retaining advisors in considering the merits of a derivative action request. Please disclose in an appropriate location in the registration statement a description of these provisions and that the provisions do not apply to claims arising under the federal securities laws.

Response:         The Fund has revised the above-referenced provision accordingly.

40.          Comment:          In section 13.3 (Exclusive Delaware Jurisdiction), disclosure includes an exclusive state forum provision. Please disclose in an appropriate location in the registration statement the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:         The Fund has revised the above-referenced provision accordingly.

Ms. Lisa N. Larkin

June 24, 2022

41.          Comment:          In section 13.3 (Exclusive Delaware Jurisdiction), disclosure includes a waiver of a jury trial provision. Please disclose in an appropriate location in the registration statement that shareholders waive the right to a jury trial.

Response:         The Fund has revised the above-referenced provision accordingly.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier

cc:	Benjamin Kahle
Paul Moore
Fred Teufel